UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016.

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

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Unaudited Results of Operations

Furnished herewith on behalf of China Natural Resources, Inc. are the following:

(a)

Unaudited Financial Statements:

-

Condensed Consolidated Statements Of Profit or Loss and Other Comprehensive Income (Unaudited) For The Three and Six Months Ended June 30, 2016 and 2015

-

Condensed Consolidated Statements Of Financial Position as of June 30, 2016 (Unaudited) and December 31, 2015

-

Condensed Consolidated Statements Of Cash Flows (Unaudited) For The Six Months Ended June 30, 2016 and 2015

-

Notes to Condensed Consolidated Financial Statements (Unaudited)

(b)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The press release furnished herewith as Exhibit 99.1 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, and is not incorporated by reference into any filing of the registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Exhibits

99.1

Press Release dated November 17, 2016

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: November 17, 2016	By:	/s/ Wong Wah On Edward
Wong Wah On Edward
Chairman and Chief Executive Officer

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR

LOSS AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

THREE AND SIX MONTHS ENDED JUNE 30, 2016 AND 2015

(Amounts in thousands, except per share data)

		Three Months Ended June 30,			Six Months Ended June 30,
		2015	2016	2016	2015	2016	2016
	Notes	CNY	CNY	US$	CNY	CNY	US$
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

REVENUE		12,058	—	—	15,184	—	—
COST OF SALES		(13,482)	—	—	(17,220)	—	—
GROSS LOSS		(1,424)	—	—	(2,036)	—	—

SELLING AND DISTRIBUTION EXPENSES		(5)	(5)	(1)	(19)	(12)	(2)
ADMINISTRATIVE EXPENSES		(2,188)	(2,118)	(319)	(6,025)	(4,439)	(669)
LOSSES ARISING FROM TEMPORARY SUSPENSION OF PRODUCTION		—	(1,021)	(154)	—	(2,453)	(370)
IMPAIRMENT LOSS OF PROPERTY, PLANT AND EQUIPMENT		(3,365)	—	—	(3,365)	—	—
(WRITE DOWN)/REVERSAL OF WRITE DOWN OF INVENTORIES TO NET REALIZABLE VALUE, NET		(1,408)	251	38	(2,304)	784	118
OTHER OPERATING INCOME		120	71	11	120	142	22
OPERATING LOSS		(8,270)	(2,822)	(425)	(13,629)	(5,978)	(901)

FINANCE COSTS		(459)	(86)	(13)	(212)	(116)	(17)
INTEREST INCOME		463	65	10	684	164	25
EXCHANGE LOSS		—	—	—	(354)	—	—
NON-OPERATING EXPENSE, NET		(5)	(2,220)	(334)	(5)	(2,191)	(330)
LOSS BEFORE INCOME TAX		(8,271)	(5,063)	(762)	(13,516)	(8,121)	(1,223)
INCOME TAX EXPENSE	6	(1,132)	—	—	(1,132)	—	—
LOSS FOR THE PERIOD		(9,403)	(5,063)	(762)	(14,648)	(8,121)	(1,223)
Other comprehensive income/ (loss):
Items to be classified to profit or loss in subsequent period:
Foreign currency translation adjustments		500	(1)	—	579	(9)	(1)
Available-for-sale investments:
Changes in fair value		221	—	—	335	—	—
Reclassification adjustments for gains included in the condensed consolidated statement of profit or loss -gain on disposal		(221)	—	—	(335)	—	—
TOTAL OTHER COMPREHENSIVE INCOME /(LOSS)		500	(1)	—	579	(9)	(1)
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD, NET OF TAX		(8,903)	(5,064)	(762)	(14,069)	(8,130)	(1,224)

See notes to condensed consolidated financial statements

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR

LOSS AND OTHER COMPREHENSIVE INCOME (UNAUDITED) (Continued)

THREE AND SIX MONTHS ENDED JUNE 30, 2016 AND 2015

(Amounts in thousands, except per share data)

		Three Months Ended June 30,			Six Months Ended June 30,
		2015	2016	2016	2015	2016	2016
	Notes	CNY	CNY	US$	CNY	CNY	US$
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

LOSS FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company		(9,403)	(5,063)	(762)	(14,648)	(8,121)	(1,223)
Non-controlling interests		—	—	—	—	—	—
		(9,403)	(5,063)	(762)	(14,648)	(8,121)	(1,223)

Total comprehensive loss attributable to:
Owners of the Company		(8,903)	(5,064)	(762)	(14,069)	(8,130)	(1,224)
Non-controlling interests		—	—	—	—	—	—
		(8,903)	(5,064)	(762)	(14,069)	(8,130)	(1,224)
LOSS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY:	2
Basic
- Net loss per share		(0.38)	(0.20)	(0.03)	(0.59)	(0.33)	(0.05)

Diluted
- Net loss per share		(0.38)	(0.20)	(0.03)	(0.59)	(0.33)	(0.05)

See notes to condensed consolidated financial statements

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2016 (UNAUDITED) AND DECEMBER 31, 2015

(Amounts in thousands)

		December 31,	June 30,	June 30,
		2015	2016	2016
		CNY	CNY	US$
	Notes	(Audited)	(Unaudited)	(Unaudited)
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	4	10,296	9,591	1,445
Rehabilitation fund		3,957	4,052	611

TOTAL NON-CURRENT ASSETS		14,253	13,643	2,056

CURRENT ASSETS
Inventories	3	3,923	4,701	708
Prepayments		136	154	24
Other receivables		488	559	84
Cash and cash equivalents		32,840	18,182	2,740

TOTAL CURRENT ASSETS		37,387	23,596	3,556

TOTAL ASSETS		51,640	37,239	5,612

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables		921	226	34
Other payables and accrued liabilities		20,097	14,559	2,194
Taxes payable		22,288	22,149	3,337
Due to the Shareholder	5	11,752	12,001	1,808
Due to a related company	5	3,932	3,814	575
Deferred income		287	143	22

TOTAL CURRENT LIABILITIES		59,277	52,892	7,970

NON-CURRENT LIABILITIES
Asset retirement obligations		4,639	4,753	716

TOTAL NON-CURRENT LIABILITIES		4,639	4,753	716

TOTAL LIABILITIES		63,916	57,645	8,686

EQUITY
Issued capital		312,081	312,081	47,023
Other capital reserves		636,960	636,960	95,974
Reserves		63,607	63,607	9,584
Accumulated losses		(1,021,028)	(1,029,149)	(155,067)
Other comprehensive losses		(3,896)	(3,905)	(588)

TOTAL SHAREHOLDERS’ DEFICIT		(12,276)	(20,406)	(3,074)

TOTAL LIABILITIES AND EQUITY		51,640	37,239	5,612

See notes to condensed consolidated financial statements

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

SIX MONTHS ENDED JUNE 30, 2016 AND 2015

(Amounts in thousands)

	Six months ended June 30,
	2015	2016	2016
	CNY	CNY	US$
	(Unaudited)	(Unaudited)	(Unaudited)

NET CASH FLOWS USED IN OPERATING ACTIVITIES	(4,263)	(14,784)	(2,228)

INVESTING ACTIVITIES
Purchase of items of property, plant and equipment	(2,174)	—	—
Receipt of government grant	430	—	—
Term deposits with original maturity over three months	(3,178)	—	—
Purchases of available-for-sale investments	(105,911)	—	—
Disposal of available-for-sale investments	106,246	—	—

NET CASH FLOWS USED IN INVESTING ACTIVITIES	(4,587)	—	—

FINANCING ACTIVITIES
Repayment to a related company	(160,404)	(119)	(18)
Advances from related companies	160,168	—	—

NET CASH FLOWS USED IN FINANCING ACTIVITIES	(236)	(119)	(18)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(9,086)	(14,903)	(2,246)

NET FOREIGN EXCHANGE DIFFERENCE	686	245	38

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	48,263	32,840	4,948

CASH AND CASH EQUIVALENTS AT END OF PERIOD	39,863	18,182	2,740

See notes to condensed consolidated financial statements.

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share, per share and per tonne data)

1. BASIS OF PRESENTATION

Basis of consolidation

Management has prepared the accompanying unaudited condensed consolidated financial statements for the three-month and six-month periods ended June 30, 2016, and these operating results are not necessarily indicative of the results that may be expected for the year ending December 31, 2016.

The condensed consolidated statement of financial position at December 31, 2015 has been derived from the audited consolidated financial statements at that date but does not include all the information and footnotes required by International Financial Reporting Standards (“IFRS”) for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in CHNR’s annual report on Form 20-F for the year ended December 31, 2015.

The consolidated financial statements include the accounts of China Natural Resources, Inc. (“CHNR” or the “Company”) and those subsidiaries in which CHNR has direct or indirect controlling interests (collectively referred to as the “Group”). The Company’s subsidiaries as of December 31, 2015 are as described in the Company’s Form 20-F for the year ended December 31, 2015.

For the convenience of readers, amounts in Renminbi, the Chinese currency (“CNY”), have been translated into United States dollars (“US$”) at the applicable rate of US$1.00 = CNY6.6368 as quoted by UKForex as of June 30, 2016, except as disclosed otherwise. No representation is made that the CNY amounts could have been, or could be, converted into US$ at that rate, or at all.

Going concern

As of June 30, 2016, the Group had net current liabilities of CNY29.3million (US$4.41 million) and shareholders’ deficit of CNY20.4 million (US$3.07 million). In view of these circumstances, the Directors have given consideration to the future liquidity and performance of the Group and its available sources of finance in assessing whether the Group will have sufficient financial resources to continue as a going concern. In order to improve the Group’s liquidity and cashflows to sustain the Group as a going concern, the Directors of the Company have taken certain measures to improve the cash flows of the Group, which include but are not limited to the following: (i) the Group has obtained confirmations of continuous financial support from Feishang Group Limited (“Feishang Group” or the “Shareholder”) and Feishang Enterprise Group Limited (“Feishang Enterprise”), an entity controlled by Mr. Li Feilie who is also the principal beneficial shareholder of the Company; (ii) the Group expects to resume production at current zones of Yangchong Mine when market conditions improve; and (iii) the Group is pursuing potential new business development opportunities.

After taking into account the above measures, the Directors consider that the Group will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Therefore, the condensed consolidated financial statements of the Group have been prepared on a going concern basis.

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2. LOSS PER SHARE

Basic loss per share amounts are calculated using the weighted average number of 24,910,916 (June 30, 2015: 24,910,916) common shares outstanding during the period. The Company did not have any potentially diluted shares through the six months ended June 30, 2015 and 2016. Accordingly, the diluted loss per share amounts are the same as the basic loss per share amounts.

3. INVENTORIES

	December 31,	June 30,	June 30,
	2015	2016	2016
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

Raw materials	2,575	3,103	467
Finished goods	1,348	1,598	241
	3,923	4,701	708

4. PROPERTY, PLANT AND EQUIPMENT

	December 31,	June 30,	June 30,
	2015	2016	2016
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

At cost:
Buildings	22,996	22,992	3,464
Mining structures and mining rights	33,608	33,608	5,064
Machinery and equipment	7,610	7,610	1,147
Motor vehicles	2,226	2,226	335
Accumulated depreciation, depletion and amortization	(40,144)	(40,845)	(6,154)
Impairment	(16,000)	(16,000)	(2,411)
	10,296	9,591	1,445

5. RELATED PARTY BALANCES AND TRANSACTIONS

In addition to the transactions detailed elsewhere in these condensed financial statements, the Company had the following transactions with related parties during the period.

(a)

Commercial transactions with a related company are summarized as follows:

	Six months ended June 30,
	2015	2016	2016
	CNY	CNY	US$
	(Unaudited)	(Unaudited)	(Unaudited)

CHNR’s share of office rental to Anka Consultants Limited (“Anka”)	435	469	71
	435	469	71

On September 1, 2013, the Company and Feishang Anthracite Resources Limited (“Feishang Anthracite”) entered into office sharing agreements with Anka (“New Office Sharing Agreements”), respectively. Pursuant to the New Office Sharing Agreements, the office premises of 238 square meters are shared by the Company and Feishang Anthracite on an equal basis. The Office Sharing Agreements also provides that the Company and Feishang Anthracite shall share certain costs and expenses in connection with their use of the office, in addition to some of the accounting and secretarial services and day-to-day office administration provided by Anka.

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(b)	Balances with related companies

The Company’s balances with related companies are unsecured, non-interest bearing and due on demand. The balances are summarized as follows:

	December 31,	June 30,	June 30,
	2015	2016	2016
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)
Current:
Payable to a related company:
Feishang Enterprise	3,932	3,814	575

Payable to the Shareholder:
Feishang Group	11,752	12,001	1,808

6. INCOME TAX EXPENSE

Effective from January 1, 2008, the PRC’s statutory corporate income tax (“CIT”) rate is 25%. The Company’s PRC subsidiaries are subject to income tax at 25% on their respective taxable incomes as calculated in accordance with the CIT Law and its relevant regulations.

7. SUBSEQUENT EVENTS

No significant events after the reporting period are noted.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

The following discussion includes statements that constitute “forward-looking statements” within the meaning of Federal securities laws. These statements include, without limitation, statements regarding the intent, belief and current expectations of management with respect to the Company's policies regarding acquisitions, investments, dispositions, financings, conflicts of interest and other business matters; and trends affecting the Company's financial condition or results of operations. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, many of which are outside of our control, and actual results may differ materially from those in the forward-looking statements. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are: uncertainties relating to our business operations and operating results; uncertainties regarding the governmental, economic and political environment in the People’s Republic of China; uncertainties associated with metal and coal price volatility; uncertainties associated with the Company’s reliance on third-party contractors and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission, including without limitation the information set forth in our Annual Report on Form 20-F under the heading "Risk Factors". While management believes that its assumptions forming the bases for forward-looking statements are reasonable, assumed facts or bases generally vary from actual results, and there can be no assurance that the expectations or beliefs expressed in forward-looking statements will be achieved or accomplished.

SALES AND GROSS LOSS

There were no sales for the six months ended June 30, 2016, as compared to CNY15.18 million (US$2.29 million) for the same period of 2015. While exploration of additional mineable ore at Yangchong Mine is in progress, the Group has decided to continue the temporary suspension of mining and sales operations as, notwithstanding a slight rebound in market conditions, the current market price of iron concentrates remains too low for economically viable operations.

There were no sales for the second quarter of 2016, as compared to CNY12.06 million (US$1.82 million) for the same period last year. The reason was the same as cited above.

The gross loss margin for the six months ended June 30, 2015 and the second quarter of 2015 was 13.41% and 11.81%, respectively. This was caused by the sharp drop in the sales price for iron in 2015.

IMPAIRMENT LOSS ON PROPERTY, PLANT AND EQUIPMENT

No impairment loss on property, plant and equipment was incurred for the six months ended June 30, 2016, as compared to CNY3.37 million (US$0.51 million) for the same period of 2015 in connection with the price decline of iron concentrates in the period. The Group determined the recoverable amount of Yangchong Mine by using the VIU (“value-in-use”) method, and the VIU amount is nil as of June 30, 2016 assuming that the mine will close its operations by the end of 2017.

REVERSAL OF INVENTORIES WRITE-DOWN

Due to the recovery of the sales price of iron concentrates, a reversal of inventories write-down amounting to CNY0.78 million (US$0.12 million) was made for the six months ended June 30, 2016, based on up-to-date net realizable value of inventories.

INCOME TAX EXPENSE

Management believes that the Company is not subject to US taxes.

Under the current laws of the BVI, dividends and capital gains arising from the Company’s investments in the BVI are not subject to income tax and no withholding tax is imposed on payments of dividends to the Company.

The Company’s subsidiaries in the PRC are subject to a PRC enterprise income tax rate of 25% applicable to both foreign investment enterprises and domestic companies.

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LOSS FOR THE PERIOD

The loss for the period decreased by CNY6.53 million (US$0.99 million) from a loss of CNY14.65 million (US$2.21 million) for the six months ended June 30, 2015 to a loss of CNY8.12 million (US$1.22 million) for the six months ended June 30, 2016. The decrease in loss was mainly caused by: (i) a gross loss amounting to CNY2.04 million (US$0.31 million) in 2015 due to a sharp drop in the sales price for iron in 2015; (ii) an impairment loss of property, plant and equipment amounting to CNY3.37 million (US$0.51 million) in 2015; and (iii) the CNY0.78 million (US$0.12 million) reversal of inventories write-down in connection with the rise of net realizable value of inventories for the six months ended June 30, 2016 as compared to CNY2.3 million (US$0.35 million) write-down of inventories for the same period of 2015, resulting in a net CNY3.08 million (US$0.47 million) change. The loss deduction was partially offset by: (i) the increase in non-operating expenses amounting to CNY2.18 million (US$0.33 million) regarding outsourcing compensation as a result of production suspension; and (ii) the increase in losses arising from temporary suspension of production.

The loss for the period decreased by CNY4.34 million (US$0.66 million) from CNY9.40 million (US$1.42 million) for the three months ended June 30, 2015 to CNY5.06 million (US$0.76 million) for the three months ended June 30, 2016. The decrease in loss was mainly due to (i) a gross loss amounting to CNY1.42 million (US$0.21 million) due to a sharp drop in the sales price for iron in 2015; (ii) an impairment loss of property, plant and equipment amounting to CNY3.37 million (US$0.51 million) in 2015; and (iii) the CNY0.25 million (US$0.04 million) reversal of inventories write-down in connection with the rise of net realizable value of inventories for the three months ended June 30, 2016 as compared to CNY1.41 million (US$0.21 million) write-down of inventories for the same period of 2015, resulting in a net CNY1.66 million (US$0.25 million) change. The loss deduction was partially offset by: (i) the increase in non-operating expenses amounting to CNY2.18 million (US$0.33 million) regarding outsourcing compensation as a result of production suspension; and (ii) the increase in losses arising from temporary suspension of production.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s primary liquidity needs are to fund operating expenses. To date, the Company has financed its working capital requirements primarily through internally generated cash in prior years, and loans from the Shareholder and its affiliates. Due to the temporary suspension of mineral extraction at Yangchong Mine, the Company’s sole non-ferrous mine, it can be expected that the availability of internally generated funds to sustain operations will be decreased until the resumption of mining or the infusion of other revenue-generating assets. In order to curtail costs and to the extent deemed necessary, we have laid-off personnel and entered into related severance agreements with the affected employees. However, during the temporary suspension the Company will continue to incur operating expenses, albeit to a lesser extent than prior to the suspension, for various functions including maintenance of normal backup systems, mine maintenance, exploration activities, mine safety maintenance and inventory sales. Feishang Group and Feishang Enterprise have confirmed that the balances due to them as at June 30, 2016 are not required to be settled in the ensuing 12 months.

Net cash used for operating activities for the six months ended June 30, 2016 was approximately CNY14.78 million (US$2.23 million) as compared to net cash used for operating activities of CNY4.26 million (US$0.64 million) for the corresponding period in 2015. The increase in net cash outflow was mainly due to the repayments of liabilities incurred in prior years.

The following summarizes the Company’s financial condition and liquidity at the dates indicated:

	December 31,	June 30,
	2015	2016
	CNY	CNY
	(Audited)	(Unaudited)
Current ratio	0.63	0.45
Working capital	(21,890,000)	(29,296,000)

Net cash used in investing activities for the six months ended June 30, 2016 was nil, as compared with CNY4.59 million (US$0.69 million) in the corresponding period of 2015. The decrease in investing activities cash outflow was a result of the temporary suspension of mining operations for the period.

Net cash used in financing activities for the six months ended June 30, 2016 was CNY0.12 million (US$0.02 million), as compared with CNY0.24 million (US$0.04 million) in the corresponding period of 2015. The net cash used in financing activities is primarily comprised of net cash used for repayment for the related parties.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

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EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated November 17, 2016

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